Exhibit 99.1

Robin Energy Announces Share Buyback Program

Limassol, Cyprus, December 16, 2025 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, today announces that its Board of Directors has approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $1.0 million of the Company’s common shares.

Shares may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time. The purchases will be funded using the Company’s existing cash on hand and the timing and price of repurchases as well as the actual number of shares repurchased under the program will be at the discretion of the Company and will depend on a variety of factors, including general market conditions, the stock price, regulatory requirements and limitations, corporate liquidity requirements and priorities, and other factors.

As of December 16, 2025, we had 14,028,731 common shares issued and outstanding.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises two LPG Carriers and one Handysize tanker vessel that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including the Company’s intent to repurchase, from time to time, the Company’s common shares. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS
For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com